Neurology MSL Opportunity - **Alzheimer's MSL Positions Available Nationwide**

Adam MacDonald · 3rd

Chief Executive Officer at Cycle
Phones Inc

Victoria, British Columbia, Canada ·

Contact info

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Cycle

 **Draper University**

Experience

Chief Executive Officer

Cycle · Permanent Full-time

Nov 2020 – Present · 10 mos

Victoria, British Columbia, Canada

I am responsible for pushing forward the mission of
sustainable, affordable computing for all. My specialty is in
programming and product development, but I wear many hats
and the position requires me to be a jack of all trades, master
of none.

 ### Garage Studios Inc

3 yrs 8 mos

Chief Technology Officer

Apr 2018 – Present · 3 yrs 5 mos

Victoria, BC

Lead Programmer

Jan 2018 – Apr 2018 · 4 mos
British Columbia, Canada

I do a bit of everything related to development of our upcoming Blockchain-backed video game, Dissolution. The majority of my work is development related, mostly programming and game design.

CEO

Reborn Games Inc
Jun 2013 – Apr 2018 · 4 yrs 11 mos
Victoria, BC

Owner and Game Developer at Reborn Games Inc. I do everything from QA to programming to PR. The title I worked on was on is Escape: Sierra Leone, a Steam Early Access title, developed with Unreal Engine 4.



Driver

Three Point Motors · Permanent Full-time
Mar 2017 – Jan 2018 · 11 mos
Victoria, British Columbia, Canada

I was responsible for managing the inventory, picking up and delivering customer cars, and transporting vehicles between dealerships.



QA Tester

InLight Entertainment
Jan 2013 – Oct 2015 · 2 yrs 10 mos
Victoria, BC

I tested videogames, entered in bugs and verified fixes. Also I sometimes was responsible for basic IT, repairing computer hardware and software. I worked with several projects at once sometimes, and had to prioritize bugs based on severity. I

Education



Draper University

Hero Training, Business/Commerce, General
2021 – 2021

Draper University is a school like no other, I learned an insane amount in a very short amount of time. You will build a very strong network in just 6 short weeks, not to mention getting a chance to interact with some Silicon Valley titans.



Camosun College

Office Administration Certificate, Office Administration
2011 – 2012

Studied Office Administration

Mount Douglas High School, in Victoria, British Columbia

high school
2006 – 2010

I completed two information technology courses in high-school, focusing on three dimensional art, hardware, and basic programming. I also attended courses focused on basic office computer-related skills.

Volunteer experience

Mod Developer

Reborn Games Inc
Jun 2007 – Present • 14 yrs 3 mos
Science and Technology

Over the past decade, I've devoted thousands of hours to releasing free mods to the gaming community. Here is the list of projects in order from most current to least current:

Fallout 3 Reborn: http://www.moddb.com/mods/fallout-3-reborn-a-realism-mod
Escape: Paradise: http://www.moddb.com/mods/escape-paradise
Fallout New Vegas Reborn: http://www.moddb.com/mods/fallout-new-vegas-reborn
Left 4 Dead Reborn: http://www.moddb.com/mods/left-4-dead-reborn
BioShock Reborn: http://www.moddb.com/mods/bioshock-reborn
Battlefield 2 Reborn: http://www.moddb.com/mods/battlefield-2-reborn

These projects have all been invaluable in the experience I gained by interacting with the community and learning new engines and tool sets.



